UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated March 4, 2021.

Autonomous City of Buenos Aires, March 4, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 12/31/2020

Dear Sirs:

In order to fulfill the requirements of Article No. 62, of the ByMA Listing Regulations, we inform you that the Company’s Board of Directors approved, at its meeting held on March 4, 2021, the consolidated financial statements for the year ended December 31, 2020. Relevant information of such financials statements of YPF S.A. (“YPF” or the “Company”) follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	(69,649)
Attributable to minority interests	(1,368)

Total net income for the period	(71,017)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	204,517
Attributable to minority interests	1,983

Total other comprehensive income for the period	206,500

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	134,868
Attributable to minority interests	615

Total comprehensive income for the period	135,483

4) Detail of Shareholders’ equity as of 12/31/2020 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,926
Adjustment to contributions	6,088
Shares in treasury	7
Adjustment to shares in treasury	13
Stock compensation plan	(144)
Acquisition cost of treasury shares	502
Share trading premium	(647)
Issuance premiums	640

Total shareholders’ contributions	10,385

Legal reserve	2,007
Reserve for future dividends	3,700
Reserve for investments	8,934
Reserve for repurchase of own shares	550
Reserve for NIIF special initial adjustment	—
Other comprehensive income	721,303
Retained earning	(69,649)

Subtotal Shareholders’ equity	677,230

Minority interests	6,165

Total Shareholders’ equity	683,395

(1)	Amounts in accordance with IFRS

Subsection I) 3. Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts: reserves constitution.

The Board of Directors of YPF S.A. (the “Company”), at its meeting held on March 4 of this year, resolved to propose to the General Shareholders’ Meeting: a) to fully disallow the reserve for future dividends, the reserve for the purchase of own shares and the reserve for investments; b) partially absorb the accumulated losses in retained earnings up to $13,184 million against the amounts corresponding to the deactivated reserves for up to said amount.

5. Shares owned by the parent group

As of December 31, 2020, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Parent shareholder of the company:

Federal Government—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 4, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer